UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 13, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:January 13, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 85,742 in December 2014

Mumbai, January 13, 2015:The Tata Motors Group global wholesales in December 2014, including Jaguar Land Rover , were at 85,742 nos., a growth of 8%, over December 2013. Cumulative wholesales for this fiscal were at 713,530 nos., lower by 5%, over last fiscal.

Global wholesales of all Tata Motors' commercial vehicles and Tata Daewoo range in December 2014 were 30,597 nos., a growth of 4%, over December 2013. Cumulative commercial vehicles wholesales for this fiscal were 277,215 nos., lower by 18%, over last fiscal.

Global wholesales of all passenger vehicles in December 2014 were at 55,145 nos., higher by 11%, over December 2013. Cumulative passenger vehicles wholesales for this fiscal were 436,315 nos., a growth of 4%, over last fiscal.

Global wholesales of Tata Motors' passenger vehicles in December 2014 were at 12,183 nos., higher by 29%, over December 2013. Cumulative wholesales for the fiscal were at 94,997 nos., lower by 13%, compared to last fiscal.

Global wholesales for Jaguar Land Rover for the month were 42,962 vehicles, a growth of 7%, over December 2013. Jaguar wholesales for the month were 6,816 vehicles and cumulative wholesales were 56,418 vehicles, while Land Rover wholesales for the month were 36,146 vehicles and cumulative wholesales were 284,900 vehicles. Cumulative wholesales for Jaguar Land Rover for this fiscal were at 341,318 vehicles, higher by 10%, over last fiscal.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.